August 9, 2019

VIA EDGAR

Office of Real Estate and Commodities,

Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention:                 Joshua Lobert, Staff Attorney

Re:	CIM Commercial Trust Corporation Registration Statement on Form S-3 (as amended from Form S-11) Originally filed April 27, 2015 File No. 333-203639

Dear Sir:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CIM Commercial Trust Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (as amended from Form S-11) (File No. 333-203639) originally filed with the Commission on April 27, 2015, together with all exhibits thereto (collectively, the “Registration Statement”). The Registrant is seeking withdrawal of the Registration Statement because any future registered offerings and sales of common stock of the Registrant owned by the selling stockholder named therein are expected to occur pursuant to one or more other shelf registration statements to be filed by the Registrant.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at CIM Commercial Trust Corporation, 17950 Preston Road, Suite 600, Dallas, Texas 75252, with a copy to the Registrant’s counsel, Sullivan & Cromwell LLP, Attn: Patrick S. Brown, 1888 Century Park East, Suite 2100, Los Angeles, California 90067.

If you have any questions with respect to this matter, please contact Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603.

Sincerely,

CIM Commercial Trust Corporation

/s/ David Thompson
David Thompson
Chief Executive Officer